26th Floor, Two ifc
8 Century Boulevard
Shanghai 200120
People’s Republic of China
Tel: +86.21.6101.6000 Fax: +86.21.6101.6001
www.lw.com
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Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Confidential Submission Pursuant to Section 106(a) of the Jumpstart Our Business Startups Act / Section 6(e) of the Securities Act of 1933

Re:	Baozun Cayman Inc.

Confidential Submission of Draft Registration Statement on Form F-1

Dear Mr. Dudek:

On behalf of Baozun Cayman Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), we hereby confidentially submit a draft Registration Statement on Form F-1 (the “Registration Statement”) of the Company pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”) for non-public review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

The draft Registration Statement is being submitted pursuant to the Securities Act to register the issuance of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares in anticipation of the Company’s proposed initial public offering (the “Offering”). It is currently intended that the Offering will be completed by May 2015.

December 18, 2014

Pursuant to the definition contained in Section 101(a) of the JOBS Act and Section 2(a)(19) of the Securities Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1,000,000,000 during its most recently completed fiscal year ended December 31, 2013. Therefore, the Company is permitted to make this confidential submission of the draft Registration Statement for review by the Staff, provided that the draft Registration Statement and all amendments thereto must be publicly filed with the Commission not later than 21 days before the date on which the Company conducts a road show, as such term is defined in Rule 433(h)(4) under the Securities Act. As this is a confidential submission, the draft Registration Statement has not been signed.

The Company respectfully notes that it will rely on the exemptions under Section 102(b) of the JOBS Act that allow for the reduced reporting of its financial information, whereby the Company is permitted to provide only two years of selected financial data (rather than five years) and only two years of audited financial statements (rather than three years). The Company’s fiscal year ends on December 31, therefore has included in this submission its audited consolidated financial statements as of December 31, 2012 and 2013 and for each of the two years ended December 31, 2012 and 2013, and unaudited condensed consolidated financial statements as of September 30, 2014 and each of the nine-month periods ended September 30, 2013 and 2014.

Please direct all notices and communications with respect to the confidential submission to:

Vincent Wenbin Qiu, Chief Executive Officer

Baozun Cayman Inc.

Building No. H, No. 1188 Wanrong Road

Zhabei District, Shanghai 200436

The People’s Republic of China

Telephone: +86 21 6095-6000

Facsimile: +86 21 6095-1373

Email: vincent.qiu@baozun.com

with a copy to:

Karen M. Yan Esq.

Latham & Watkins LLP

26th Floor, Two IFC

8 Century Boulevard

Shanghai 200120

People’s Republic of China

Telephone: +86 21 6010-6018

Facsimile: +86 21 6010-6001

Email: karen.yan@lw.com

The Company has engaged Deloitte Touche Tohmatsu Certified Public Accountants LLP as its independent registered public accounting firm.

December 18, 2014

If you have any questions regarding the draft Registration Statement, please contact the undersigned by phone at +86 21 6101 6018 or via email at karen.yan@lw.com. Questions relating to accounting and auditing matters of the Company may also be directed to Alan Hu of Deloitte Touche Tohmatsu Certified Public Accountants LLP via email at alhu@deloitte.com.cn.

Respectfully submitted,

/s/ Karen M. Yan
Karen M. Yan
of LATHAM & WATKINS LLP

Enclosures

cc:	Vincent Wenbin Qiu, Chief Executive Officer, Baozun Cayman Inc.

Beck Chen, Chief Financial Officer, Baozun Cayman Inc.

Leiming Chen, Esq., Simpson Thacher & Bartlett LLP

Alan Hu, Deloitte Touche Tohmatsu Certified Public Accountants LLP